

September 6, 2013

Via E-mail
Claude Brun
Chief Executive Officer and Director
InterCore Energy, Inc.
1 International Boulevard, Suite 400
Mahwah, NJ 07495

> **Re: InterCore Energy, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 28, 2013**
> **File No. 000-54012**

Dear Mr. Brun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   To better facilitate understanding of the impact of the corporate transactions, please consider disclosing in tabular format information about your capital structure. Your revised disclosure should include a table with columns specifying the number shares issues and outstanding, reserved for issuance (including the exercise of outstanding warrants and the conversion of Series C Preferred stock) and authorized but unissued, both before and after giving effect to the reverse stock split and the decrease in authorized common stock.

Reasons for the Reverse Stock Split, page 13

2.   You state that you are undertaking this transaction, among other reasons, to provide flexibility to issue additional shares in the context of future acquisitions, financings, and equity issuances to management or employees. Please tell us whether you presently have

any such plans, proposals or arrangements. If so, please revise your disclosure to include a materially complete discussion of any such transactions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any additional common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel